Exhibit 16.1
March 30, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 30, 2021, of Essential Properties Realty Trust, Inc. and are in agreement with the statements contained in the third sentence of the first paragraph and the third, fourth and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP